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SEC FILE NUMBER
0-27384

CUSIP NUMBER
14 0065 10 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Capital Corp of the West

Full Name of Registrant

Former Name if Applicable

550 West Main Street

Address of Principal Executive Office (Street and Number)
Merced, California 95340

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company did not file its Form 10-K by March 17, 2008 because it was unable to complete the preparation of its consolidated financial statements by the initial filing date without unreasonable effort or expense.

The Company has determined, in working with its bank regulators and independent credit specialists, that certain of its loans required a adverse classification and a substantially greater provision for possible loan losses, primarily as a result of the rapid decline in real estate values in California’s Central Valley in the fourth quarter of 2007. The number of loans affected and the inability to obtain timely appraisals and other supporting market information contributed to delays in the preparation of the Company’s financial statements and Form 10-K. The Company’s personnel are re-examining the amounts of the allowance at December 31, 2007 in light of economic conditions affecting the Company’s borrowers and the collateral for its loans.

The Company has also concluded that it had material weaknesses in its credit / lending and accounting functions. The material weaknesses relate to the proper credit risk classification of loans, establishing the level of its allowance for loan losses, accounting for housing tax partnerships and certain other matters. The Company is in the process of correcting for these weaknesses and ensuring that other items related to these weaknesses are correctly accounted for as of December 31, 2007. This remediation process has included independent evaluations of more than 70% of the dollar amount of the $1.3 billion of commercial loans outstanding at December 31, 2007. However remediation of the underlying processes is likely to be completed over the next several quarters. As a result of this effort, the Company’s financial reporting staff has experienced difficulty in finalizing loan loss estimates and gathering sufficient information to resolve the other items described above in order to complete the filing of its Form 10-K for the year ended December 31, 2007 by the prescribed due date.

The Company continues to dedicate significant resources to the preparation of its financial statements, internal control testing, as well as reporting and preparation of the Form 10-K. The Company expects to file the Form 10-K on or before the fifteenth calendar day following its prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David Heaberlin	(209)	725-7435
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At present, the Company’s best reasonable estimate is that it will report a net after-tax loss of approximately $4 million for the year ended December 31, 2007, including a net after tax loss of approximately $15 million for the fourth quarter of 2007, compared to net income for the year ended December 31, 2006 of $22.7 million, including net income of $5.1 million in the fourth quarter of 2006. This determination is subject to resolution of the issues described in Section III above.

The quarterly loss is attributable primarily to a preliminary pre-tax provision for loan losses of approximately $26 million. The estimated pre-tax provision for all of 2007 was $31 million compared with $400,000 for 2006. The largest factor contributing to the increased provision was the rapid fourth quarter 2007 decline in real estate values in California’s Central Valley, including the Company’s primary service area in Merced County. Non-accrual loans at December 31, 2007 are currently estimated to approximate $54 million.

The Company currently estimates its pre-tax loss for 2007 at approximately $13 million. This figure includes, in addition to the $31 million pre-tax loan loss provision discussed above, a $1.4 million impairment related to a 1995 acquisition as a result of the Company’s annual fourth quarter assessment of goodwill and a $1 million Q4 2007 impairment of an Agency preferred security due to then-current market conditions and an assessment of the issuer.

Assuming no further adjustments, at December 31, 2007 the Company’s subsidiary County Bank had a total risk-based capital ratio of 9.90%, a Tier 1 capital ratio of 7.48% and a leverage ratio of 6.39%. The Bank’s estimated risk-based capital ratio is below the 10.00% total capital requirement for well-capitalized status at December 31, 2007, and as a result the Bank’s capital is within adequately capitalized levels. The Company itself had a total risk-based capital ratio of 10.23%, a Tier 1 capital ratio of 8.19% and a leverage ratio of 6.96% as of December 31, 2007.

The Company will provide further information if events materially change the preliminary results disclosed above.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Company’s intention to file its Form 10-K on or before the fifteenth day following its prescribed due date (the “extension deadline”) and the completion of matters necessary to permit filing by the extension deadline. There can be no assurances that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. Important factors that could cause actual results to differ materially include: whether the Company can complete its financial statements by the extension deadline, in light of material weaknesses identified above; whether the Company can complete by the extension deadline matters relating to analysis of the required level of its allowance for loan losses; whether all or any of these matters affect the ability of the Company’s outside auditors to complete their audit and any related procedures required with respect to the Form 10-K; the impact, if any, of the results and findings on the financial statements of the Company; and risks of litigation and governmental or other regulatory inquiry or proceedings arising out of or related to any of the matters described above. Therefore, any forward-looking statements in this Form 12b-25 should be considered in light of various important factors, including the risks and uncertainties listed above, as well as others. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Capital Corp of the West
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2008	By	/s/ David Heaberlin

David Heaberlin, Chief Financial Officer